UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                                (Amendment No. )*

                              SOFTNET SYSTEMS, INC.
                              ---------------------
                                (Name of Issuer)

                          Common Stock, $0.01 Par Value
                         -------------------------------
                         (Title of Class of Securities)

                                    833964109
                                 --------------
                                 (CUSIP Number)

                                  July 31, 2001
                      ------------------------------------
                      (Date of Event which Requires Filing
                               of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                [_]                     Rule 13d-1(b)
                [X]                     Rule 13d-1(c)
                [_]                     Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                       Continued on the following page(s)
                               Page 1 of 17 pages
                             Exhibit Index: Page 13

                                  SCHEDULE 13G
CUSIP No. 833964109                                           Page 2 of 17 Pages


1        Names of Reporting Persons
         I.R.S. Identification Nos. of above persons (entities only)

                WHITE ROCK CAPITAL PARTNERS, L.P.

2        Check the Appropriate Box if a Member of a Group (See Instructions)
                                               a.  [_]
                                               b.  [X]

3        SEC Use Only

4        Citizenship or Place of Organization

                           Texas
                                             5          Sole Voting Power
            Number of                                           1,329,300
              Shares                         6          Shared Voting Power
           Beneficially                                         0
             Owned By                        7          Sole Dispositive Power
               Each                                             1,329,300
            Reporting                        8          Shared Dispositive Power
              Person                                            0
               With


9        Aggregate Amount of Beneficially Owned by Each Reporting Person

                                      1,329,300

10 Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

                                       [X]

11       Percent of Class Represented By Amount in Row (9)

                                      5.28%

12       Type of Reporting Person (See Instructions)

                                      PN; IV

                                  SCHEDULE 13G
CUSIP No. 833964109                                           Page 3 of 17 Pages


1        Name of Reporting Persons
         I.R.S. Identification Nos. of above persons (entities only)

                         WHITE ROCK CAPITAL MANAGEMENT, L.P.

2        Check the Appropriate Box if a Member of a Group (See Instructions)
                                               a.  [_]
                                               b.  [X]

3        SEC Use Only

4        Citizenship or Place of Organization

                           Texas
                                             5          Sole Voting Power
            Number of                                       0
              Shares                         6          Shared Voting Power
           Beneficially                                     1,486,800
             Owned By                        7          Sole Dispositive Power
               Each                                         0
            Reporting                        8          Shared Dispositive Power
              Person                                        1,486,800
               With


9        Aggregate Amount of Beneficially Owned by Each Reporting Person

                                      1,486,800

10 Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

                                       [X]

11       Percent of Class Represented By Amount in Row (9)

                                      5.91%

12       Type of Reporting Person (See Instructions)

                                      PN; IA

                                  SCHEDULE 13G
CUSIP No. 833964109                                           Page 4 of 17 Pages


1        Names of Reporting Persons
         I.R.S. Identification Nos. of above persons (entities only)

                         WHITE ROCK CAPITAL, INC.

2        Check the Appropriate Box if a Member of a Group (See Instructions)
                                               a.  [_]
                                               b.  [X]

3        SEC Use Only

4        Citizenship or Place of Organization

                           Texas
                                             5          Sole Voting Power
            Number of                                        0
              Shares                         6          Shared Voting Power
           Beneficially                                      1,486,800
             Owned By                        7          Sole Dispositive Power
               Each                                          0
            Reporting                        8          Shared Dispositive Power
              Person                                         1,486,800
               With


9        Aggregate Amount of Beneficially Owned by Each Reporting Person

                                               1,486,800

10 Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

                                                [X]

11       Percent of Class Represented By Amount in Row (9)

                                               5.91%

12       Type of Reporting Person (See Instructions)

                                               CO; IA

                                  SCHEDULE 13G
CUSIP No. 833964109                                           Page 5 of 17 Pages


1        Names of Reporting Persons
         I.R.S. Identification Nos. of above persons (entities only)

                  THOMAS U. BARTON

2        Check the Appropriate Box if a Member of a Group (See Instructions)
                                                     a.  [_]
                                                     b.  [X]

3        SEC Use Only

4        Citizenship or Place of Organization

                  United States

                           5        Sole Voting Power
Number of                                       25,000
   Shares
Beneficially               6        Shared Voting Power
  Owned By                                     1,486,800
    Each
  Reporting                7        Sole Dispositive Power
   Person                                       25,000
    With
                           8        Shared Dispositive Power
                                               1,486,800

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                                            1,511,800

10 Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

                                            [X]

11       Percent of Class Represented By Amount in Row (9)

                                            6.01%

12       Type of Reporting Person (See Instructions)

                                            IN; IA

                                  SCHEDULE 13G
CUSIP No. 833964109                                           Page 6 of 17 Pages


1        Names of Reporting Persons
         I.R.S. Identification Nos. of above persons (entities only)

                  JOSEPH U. BARTON

2        Check the Appropriate Box if a Member of a Group (See Instructions)
                                                     a.  [_]
                                                     b.  [X]

3        SEC Use Only

4        Citizenship or Place of Organization

                  United States

                           5        Sole Voting Power
Number of                                       25,000
   Shares
Beneficially               6        Shared Voting Power
  Owned By                                     1,486,800
    Each
  Reporting                7        Sole Dispositive Power
   Person                                        25,000
    With
                           8        Shared Dispositive Power
                                               1,486,800

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                                            1,511,800

10 Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

                                            [X]

11       Percent of Class Represented By Amount in Row (9)

                                           6.01%

12       Type of Reporting Person (See Instructions)

                                          IN; IA

                                                              Page 7 of 17 Pages

Item 1(a)         Name of Issuer:

                  SoftNet Systems, Inc. (the "Issuer").

Item 1(b)         Address of the Issuer's Principal Executive Offices:

                  650  Townsend  Street,  Suite 225, San  Francisco,  California
94103.

Item 2(a)         Name of Person Filing:

                 This statement is filed on behalf of each of the following persons (collectively, the "Reporting Persons"):

                 (i)  White  Rock  Capital  Partners,   L.P.,  a  Texas  limited
                 partnership ("White Rock Partners"),

                 (ii) White Rock Capital Management, L.P., a Texas limited partnership ("White Rock Management"),

                 (iii) White Rock Capital, Inc., a Texas corporation ("White Rock, Inc."),

                 (iv) Thomas U. Barton and

                 (v) Joseph U. Barton.

                 This Statement relates to Shares that were acquired by White Rock Management on behalf of certain institutional clients (the "White Rock Clients"). This Statement also relates to Shares held for the accounts of White Rock Partners, Thomas U. Barton and Joseph U. Barton. The general partner of White Rock Partners is White Rock Management, the general partner of which is White Rock, Inc. Thomas U. Barton and Joseph U. Barton are the shareholders of White Rock, Inc.

Item 2(b)         Address of Principal Business Office or, if None, Residence:

                 The address and principal business office of each of White Rock Partners, White Rock Management, White Rock, Inc., Thomas U. Barton and Joseph
U. Barton is 3131 Turtle Creek Boulevard, Suite 800, Dallas, Texas 75219.

Item 2(c)         Citizenship:

                 (i) White Rock Partners is a Texas limited partnership;

                 (ii) White Rock Management is a Texas limited partnership;

                 (iii) White Rock, Inc. is a Texas corporation;

                 (iv) Thomas U. Barton is a United States citizen and

                 (v) Joseph U. Barton is a United States citizen.

                                                              Page 8 of 17 Pages

Item 2(d)         Title of Class of Securities:

                  Common Stock, $0.01 par value (the "Shares").

Item 2(e)         CUSIP Number:

                  833964109

Item 3. If this statement is filed pursuant to Sections 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

                  This Item 3 is not applicable.

Item 4.           Ownership:

Item 4(a)         Amount Beneficially Owned:

                  As of August 14, 2001, each of the Reporting Persons may be deemed the beneficial owner of the following number of Shares:

                  (i) White Rock Partners may be deemed to be the beneficial owner of the 1,329,300 Shares held for its account.

                  (ii) Each of White Rock Management and White Rock, Inc. may be deemed the beneficial owner of 1,486,800 Shares. This number consists of (1) 157,500 Shares held for the accounts of the White Rock Clients and (2) 1,329,300 Shares held for the account of White Rock Partners.

                  (iii) Thomas U. Barton may be deemed the beneficial owner of 1,511,800 Shares. This number consists of (1) 157,500 Shares held for the accounts of the White Rock Clients, (2) 1,329,300 Shares held for the account of White Rock Partners and (3) 25,000 Shares held for his personal account.

                  (iv) Joseph U. Barton may be deemed the beneficial owner of 1,511,800 Shares. This number consists of (1) 157,500 Shares held for the accounts of the White Rock Clients, (2) 1,329,300 Shares held for the account of White Rock Partners and (3) 25,000 Shares held for his personal account.

Item 4(b)         Percent of Class:

                  (i) The number of Shares of which White Rock Partners may be deemed to be the beneficial owner constitutes approximately 5.28% of the total number of Shares outstanding.

                                                              Page 9 of 17 Pages


                  (ii)  The  number  of  Shares  of  which  each of  White  Rock
Management and White Rock, Inc. may be deemed to be the beneficial owner constitutes approximately 5.91% of the total number of Shares outstanding.

                  (iii) The number of Shares of which each of Thomas U. Barton and Joseph U. Barton may be deemed to be the beneficial owner constitutes approximately 6.01% of the total number of Shares outstanding.

Item 4(c)         Number of shares as to which the person has:

White Rock Partners
-------------------

(i)       Sole power to vote or to direct the vote:                    1,329,300

(ii)      Shared power to vote or to direct the vote:                          0

(iii)     Sole power to dispose or to direct the disposition of:       1,329,300

(iv)      Shared power to dispose or to direct the disposition of:             0

White Rock Management
---------------------

(i)       Sole power to vote or to direct the vote:                            0

(ii)      Shared power to vote or to direct the vote:                  1,486,800

(iii)     Sole power to dispose or to direct the disposition of:               0

(iv)      Shared power to dispose or to direct the disposition of:     1,486,800

White Rock, Inc.
----------------

(i)       Sole power to vote or to direct the vote:                            0

(ii)      Shared power to vote or to direct the vote:                  1,486,800

(iii)     Sole power to dispose or to direct the disposition of:               0

(iv)      Shared power to dispose or to direct the disposition of:     1,486,800

Thomas U. Barton
----------------

(i)       Sole power to vote or to direct the vote:                       25,000

(ii)      Shared power to vote or to direct the vote:                  1,486,800

(iii)     Sole power to dispose or to direct the disposition of:          25,000

(iv)      Shared power to dispose or to direct the disposition of:     1,486,800

                                                             Page 10 of 17 Pages


Joseph U. Barton
----------------

(i)       Sole power to vote or to direct the vote:                       25,000

(ii)      Shared power to vote or to direct the vote:                  1,486,800

(iii)     Sole power to dispose or to direct the disposition of:          25,000

(iv)      Shared power to dispose or to direct the disposition of:     1,486,800

Item 5.           Ownership of Five Percent or Less of a Class:

                  If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6.           Ownership  of More than  Five  Percent  on  Behalf of  Another
                  Person:

                  (i) The partners of White Rock Partners have the right to participate in the receipt of dividends from, or proceeds from the sale of, the Shares held by White Rock Partners in accordance with their partnership interests in White Rock Partners.

                  (ii) The shareholders or partners of each of the White Rock Clients have the right to participate in the receipt of dividends from, or proceeds from the sale of, the Shares held by the respective White Rock Client in accordance with their partnership or ownership interests in the respective White Rock Client.

                  (iii) Thomas U. Barton has the sole right to participate in the receipt of dividends from, or proceeds from the sale of, the securities held for his account.

                  (iv) Joseph U. Barton has the sole right to participate in the receipt of dividends from, or proceeds from the sale of, the securities held for his account.

                  White Rock Partners expressly disclaims beneficial ownership of any Shares held for the accounts of the White Rock Clients, Thomas U. Barton and Joseph U. Barton. The White Rock Clients expressly disclaim beneficial ownership of any Shares held for the accounts of the White Rock Partners, Thomas
U. Barton and Joseph U. Barton. Each of White Rock Management and White Rock, Inc. expressly disclaims beneficial ownership of any Shares held for the accounts of Thomas U. Barton and Joseph U. Barton. Joseph U. Barton expressly disclaims beneficial ownership of any Shares held for the account of Thomas U. Barton. Thomas U. Barton expressly disclaims beneficial ownership of any Shares held for the account of Joseph U. Barton.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding
                  Company:

                  This Item 7 is not applicable.

Item 8.           Identification and Classification of Members of the Group:

                  This Item 8 is not applicable.

                                                             Page 11 of 17 Pages


Item 9.           Notice of Dissolution of Group:

                  This Item 9 is not applicable.

Item 10.          Certification:

                  By signing below each signatory certifies that, to the best of his/its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the Issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                                             Page 12 of 17 Pages

                                   SIGNATURES

                  After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:  August 14, 2001            WHITE ROCK CAPITAL PARTNERS, L.P.

                                  By:      White Rock Capital Management, L.P.
                                           Its General Partner

                                           By: White Rock Capital, Inc.
                                               Its General Partner

                                                By:/S/ PAULA STOREY
                                                   -----------------------------
                                                   Paula Storey
                                                   Attorney-in-Fact


Date:  August 14, 2001            WHITE ROCK CAPITAL MANAGEMENT, L.P.

                                  By:      White Rock Capital, Inc.
                                           Its General Partner

                                           By:  /S/ PAULA STOREY
                                                --------------------------------
                                                Paula Storey
                                                Attorney-in-Fact

Date:  August 14, 2001            WHITE ROCK CAPITAL, INC.

                                  By:      /S/ PAULA STOREY
                                           -------------------------------------
                                           Paula Storey
                                           Attorney-in-Fact

Date:  August 14, 2001            THOMAS U. BARTON

                                  By:      /S/ PAULA STOREY
                                           -------------------------------------
                                           Paula Storey
                                           Attorney-in-Fact

Date:  August 14, 2001            JOSEPH U. BARTON

                                  By:      /S/ PAULA STOREY
                                           -------------------------------------
                                           Paula Storey
                                           Attorney-in-Fact

                                                             Page 13 of 17 Pages

                                  EXHIBIT INDEX

                                                                        Page No.
                                                                        --------

A.        Joint Filing Agreement,  dated as of August 14, 2001, by and among White Rock Capital Partners, L.P., White Rock Capital Management, L.P., White Rock Capital, Inc., Thomas U. Barton
          and Joseph U. Barton........................................     14

B.        Power of Attorney,  dated  January 31, 2000,  granted by Mr.
          Thomas U. Barton in favor of Paula Storey...................     15

C.        Power of Attorney,  dated  January 31, 2000,  granted by Mr.
          Joseph U. Barton in favor of Paula Storey...................     16

D.        Power of Attorney,  dated January 31, 2000, granted by White
          Rock Capital, Inc., in favor of Paula Storey................     17